Exhibit (h)(4)(i)

SCHEDULE A

FUND ACCOUNTING AGREEMENT

BETWEEN ACCESS ONE TRUST AND BISYS FUND SERVICES, OHIO, INC.

AS OF JUNE 1, 2005

Access High Yield Fund	Access Flex High Yield Fund
Access Money Market Fund	Access VP High Yield Fund
Access Flex Bear High Yield Fund	Access VP Bear High Yield Fund
Access Bear Commodity Fund	Access Commodity Fund

BISYS FUND SERVICES OHIO, INC.		ACCESS ONE TRUST, a Delaware statutory trust

By:		By:
	Fred Naddaff President		Louis M. Mayberg President